Exhibit 99.1



                                     NOTICE

Notice is hereby given that the Extra-ordinary General Meeting of the members of Rediff.com India Limited will be held on Friday 18th August, 2006, at 10 a.m.
(IST) at the registered office of the Company situated at First Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016, to transact the following business:


SPECIAL BUSINESS:

To consider and if thought fit, to pass with or without modifications, the following resolution as a Special Resolution:


"RESOLVED THAT the amount standing to the debit under the head "Profit & Loss Account" (representing carry forward losses) on 31st March, 2006 and the value of investments in the subsidiaries in excess of the net tangible asset and goodwill as on 31st March 2006 be adjusted pursuant to the provisions of Sections 78, 100 and other applicable provisions of the Companies Act, 1956,
Article 6.4 of the Articles of Association of the Company and subject to the confirmation of the Hon'ble High Court of Judicature at Mumbai, against the amount presently standing to the credit of the Share Premium Account"


"RESOLVED FURTHER THAT the Share Premium Account to be applied as above shall not exceed Rs. 300 crores"


"RESOLVED FURTHER THAT the Board of Directors of the Company (herein after referred to as "the Board", which term shall be deemed to include any Committee or any person which the Board have nominated/ constituted or hereafter may constitute for exercising its powers, including the power conferred under this Resolution) be and is hereby authorised to do all such acts, deeds, matters and things, including but not limited to finalizing the amount of Share Premium Account to be utilised for the aforesaid adjustments and to execute all such documents, deeds and writings as may be required for all the aforesaid purpose as it may, in its absolute discretion, deem necessary, expedient, usual or proper to give effect to the above Resolution or to carry out such modifications/ directions as may be ordered by the Hon'ble High Court of Judicature at Mumbai and all other appropriate and/or relevant/concerned authorities but without requiring the approval or consent from the shareholders to implement the aforesaid Resolution".


NOTES:


A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF ONLY ON A POLL AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.

(a) The proxy form, duly completed, stamped and signed, must reach the registered office of the Company not later than 48 hours before the commencement of the aforesaid meeting.

(b) The relevant Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 in respect of the aforesaid Resolution stated above is annexed hereto.

(c) Members/Proxies attending the meeting should bring the Attendance Slip sent herewith, duly filled in and signed, for attending the meeting and handover the same at the entrance of the meeting room.



                                            By order of the Board of Directors

                                            /s/ Ajit Balakrishnan

Place: Mumbai                                     Ajit Balakrishnan
Date : 17th July, 2006                      Chairman & Managing Director



Registered office:

1st Floor, Mahalaxmi Engineering Estate
L. J. First Cross Road, Mahim (West)
Mumbai 400 016

             EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE
               COMPANIES ACT, 1956, annexed to and forming part of
                        the Notice dated 17th July, 2006.


Over the years the Company has positioned itself successfully as a leader in the Indian internet space. The operations of the Company have turned profitable in the year ended on 31st March 2006. However, the Company in the earlier years of operation had reported losses.

The Board of Directors of the Company is of the opinion that the balance sheet of the Company needs to be restructured under the provisions of the Indian Companies Act. It is therefore proposed to adjust the balance of the amount standing to the credit of the Share Premium Account up to a sum not exceeding Rs. 3,000,000,000/- (Rupees Three Hundred Crores only), against the amount standing to the debit of the Profit and Loss Account as on 31st March 2006 and the excess of the value of investments in subsidiaries over the value of net tangible assets and goodwill of the said subsidiaries as on 31st March 2006 in accordance with procedures permissible under the Indian Companies Act.

The Board of Directors including any Committee of Directors shall determine the exact amount of utilization upon finalization of the audited accounts as on 31st March 2006 and thereafter, shall approach the High Court for its approval.

The proposed reduction does not involve either the diminution of value of shares or payout of capital to the shareholders of the Company and hence is not prejudicial to the interest of the creditors of the Company.

Since, the application of the Share Premium Account for the above purposes would amount to Reduction of Share Capital under Section 78 read with Section 100 of the Companies Act, 1956, it would be necessary to obtain the approval of the members of the Company in General Meeting by passing a special resolution for the Reduction of Capital in that behalf under Section 100 of the Companies Act, 1956 and such reduction of Share Capital would have to be confirmed by the Hon'ble High Court at Mumbai as provided in the Section.

Pursuant to Section 100 of the Companies Act, 1956, this resolution will be effective after confirmation by the High Court at Mumbai. After the shareholders have passed this Resolution, the Company would approach the High Court at Mumbai for its confirmation.

The Directors of the Company may be deemed to be concerned and/ or interested in the proposed Resolution to the extent of their shareholding or that of the Companies, firms and/ or institutions of which they are Directors, Partners, Members or Trustees and which hold shares in the Company. Save as aforesaid, none of the Directors of the Company have any material interest in the proposed Resolution.

The Board commends the above resolution for the approval of members.



                                            By order of the Board of Directors


                                            /s/ Ajit Balakrishnan

Place: Mumbai                                    Ajit Balakrishnan
Date : 17th July, 2006                      Chairman & Managing Director



Registered office:

1st Floor, Mahalaxmi Engineering Estate
L. J. First Cross Road, Mahim (West)
Mumbai 400 016

                              REDIFF.COM INDIA LTD
  Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016

                                 ATTENDANCE SLIP
                                 ---------------

                                                  -----------------------------
                                                  |    Folio No. |             |
                                                  |              |             |
                                                  |--------------|-------------|
                                                  |No. of Shares |             |
                                                  |     held     |             |
                                                  |--------------|-------------|

I hereby record my presence at the Extraordinary General Meeting of the Company being held at Registered Office at 1st Floor, Mahalaxmi Engineering Estate, L.
J. First Cross Road, Mahim (West), Mumbai 400 016 at 10.00 a.m. (IST) on Friday 18th August, 2006.



___________________________________
Signature of attending Member/Proxy

Name: _____________________________

Note: A member/proxy holder attending the meeting must bring the Attendance Slip to the meeting and hand it over at the entrance duly signed.


-------------------------------------------------------------------------------

                              REDIFF.COM INDIA LTD
  Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road,
                          Mahim (West), Mumbai 400 016

                                      PROXY
                                      -----

I/We, ___________________________________________________, of _________________
in the district of ___________________________ being a member/members of the above Company hereby appoint _________________________________________________
of _______________________ in the district of _________________________________
_________ or failing him ____________________ of ______________________________
in the district of ___________________________ as my/our Proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on Friday 18th August, 2006 at 10.00a.m. (IST) and at any adjournment thereof.

Signed this _______________________ day of _________________ 2006

                                                  -----------------------------
                                                  |    Folio No. |             |
                                                  |              |             |
                                                  |--------------|-------------|
                                                  |No. of Shares |             |
                                                  |     held     |             |
                     ___________                  |--------------|-------------|
                     |Affix    |
Signature ___________|Re.0.15  |___________
                     |Revenue  |
                     | Stamp   |
                     |_________|


This form is to be used in favour of* / against* the resolution. Unless otherwise instructed, the proxy will act as he thinks fit.

* Strike out whichever is not applicable.

Note: 1. The Proxy must be returned so as to reach the registered office of the Company not less than 48 hours before the time for holding of the aforesaid meeting.
      2. A proxy need not be a member.